                                EXHIBIT 11

                         EARNINGS PER COMMON SHARE


          Earnings per share are calculated on the basis of the weighted average number of shares outstanding. Earnings per share amounts are based on 495,431 and 494,521 shares for the years December 31, 1996 and 1995, respectively. All share amounts have been restated to reflect stock dividends and splits.